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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Point Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Jacquin 415.358.3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones, Maresca and McQuade, PA
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Parkway, Suite 770, Columbia, MD 21044
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Jacquin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Point Advisors, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-25-19 see attached form

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2019,

by David Jacquin

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

JOHN MINJIRAS
Notary Public - California
San Francisco County
Commission # 2099043
My Comm. Expires Mar 5, 2019

(Seal)

NORTH POINT ADVISORS, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2018

TABLE OF CONTENTS

JM&M

Jones, Maresca & McQuade, P.A.
Certified Public Accountants

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

Report of Independent Registered Public Accounting Firm

To the Member of
North Point Advisors, LLC
San Francisco, CA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of North Point Advisors, LLC as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of North Point Advisors, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North Point Advisors, LLC's management. Our responsibility is to express an opinion on North Point Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Point Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission, Reconciliation of Unaudited FOCUS Report to the Audited Statement of Financial Condition, and the Schedule of Assessment and Payments [Securities Investor Protection Corporation General Assessment Reconciliation (Form SIPC-7)] on pages 12 through 19 have been subjected to the audit procedures performed in conjunction with the audit of North Point Advisors, LLC's financial statements.

The supplemental information is the responsibility of North Point Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information referred to above is fairly stated, in all material respects in relation to the financial statements taken as a whole.

Jones Marcus & McQuade PA

We have served as North Point Advisors, LLC's auditor since 2006.
Columbia, MD
February 26, 2019

NORTH POINT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	897,090
Accounts receivable		38,691
Employee advance		7,857
Due from affiliates		20,529,504
Client reimbursable expenses		356,731
Prepaid expenses and deposits		42,000
Total Current Assets		21,871,873
TOTAL ASSETS	$	21,871,873

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	522,155
Total Current Liabilities		522,155
NON-CURRENT LIABILITIES		
Deferred rent		103,332
TOTAL LIABILITIES		625,487
MEMBER'S EQUITY		
Member's equity		21,246,386
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	21,871,873

The accompanying notes are in integral part of these financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF OPERATIONS
AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

REVENUE	
Advisory fees	$ 24,376,387
Investment income	12,919
Total Revenue	24,389,306
EXPENSES	
Compensation	8,413,283
Benefits and taxes	758,348
Professional fees	3,885,335
Occupancy	471,764
Office expenses	1,159,181
Travel, entertainment and business development	1,999,142
Data and analytics	100,199
Repairs and maintenance	93,483
Contributions	247,857
Aircraft expenses	1,620,052
Licenses and fees	197,438
Total Expenses	18,946,082
NET INCOME	$ 5,443,224
OTHER CHANGES	
Tax distributions to managing member	(620,887)
Distributions to managing member	(2,602,377)
Total Other Changes	(3,223,264)
CHANGE IN MEMBER'S EQUITY	2,219,960
MEMBER'S EQUITY, beginning of year	19,026,426
MEMBER'S EQUITY, end of year	$ 21,246,386

The accompanying notes are an integral part of these financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	5,443,224
Adjustments to reconcile net income		
to net cash provided by operating activities		
Changes in assets and liabilities:		
Decrease in accounts receivable		32,707
Decrease in employee advances		13,811
Increase in due from affiliates		(8,221,864)
Increase in client reimbursable expenses		(115,593)
Increase in prepaid expenses and deposits		95,325
Decrease in accounts payable and accrued expenses		(41,237)
Decrease in deferred rent		57,917
Net Cash Used for Operating Activities		(2,735,710)
CASH FLOWS FROM FINANCING ACTIVITIES		
Tax distributions to managing member		(620,887)
Distributions to managing member		(2,602,377)
Net Cash Used for Financing Activities		(3,223,264)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,958,974)
CASH AND CASH EQUIVALENTS, beginning of year		6,856,064
CASH AND CASH EQUIVALENTS, end of year	$	897,090

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004, and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"), which merged with the Financial Industry Regulatory Authority ("FINRA") in 2007. The managing member, and sole member, of the Company is North Point, LLC; a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with generally accepted accounting principles and the PCAOB.

Basis of Presentation

The accompanying financial statements are those of North Point Advisors, LLC and are not intended to be the combined financial statements of North Point, LLC and its affiliates. Pursuant to NASD Rule 1017, FINRA granted the application of North Point Advisors, LLC to transfer certain assets to North Point Aviation, LLC, North Point Investment Portfolio, LLC, and North Point Investment Portfolio II, LLC on November 19, 2008.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company has certain bank accounts with financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance limit of $250,000 and the Securities Investor Protection Corporation's ("SIPC") insurance limit of $500,000. As of December 31, 2018, the Company had cash that exceeded the FDIC insured limit by approximately $640,000. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Account Receivables

Accounts receivables are stated at the amount management expects to collect from advisory fee balances outstanding at year end. Annually, management determines if an allowance for doubtful accounts is necessary based upon a review of outstanding receivables, historical collection of information and existing economic conditions. Accounts deemed uncollectible are charged off based on specific circumstances of the parties involved. As of December 31, 2018, management has determined that all account receivables are collectible within one year or less; therefore, an allowance for doubtful accounts has not been established.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients. The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close. All accounts receivable as of December 31, 2018, are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of December 31, 2018.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Rent

Deferred rent represents abatement of rent granted by the landlord for the months beginning June 1, 2014 through August 31, 2014, April 1, 2018 through June 30, 2018, and June 1, 2019 through August 31, 2019, as well as increases in monthly rent payments throughout the term of the lease agreement. Rent expense is being recognized on a straight-line basis over the period of the lease.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

The Company elected and was granted to be treated as an S corporation, for the year ending December 31, 2018. The S corporation election is retroactive to the year ending December 31, 2017. Its net income will pass-through to its sole member for tax purposes. Previously, the Company was considered, for United States of America tax purposes, to be a disregarded, pass-through entity. Taxable income or loss from the Company was included in the tax return of the sole member of the Company.

Current accounting principles topic "*Accounting for Uncertainty in Income Taxes*" clarifies the accounting for uncertainty in income taxes recognized in the company's financial statements. This topic requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company is an S Corporation for income tax purposes, and its earnings pass through to the member, no income tax provision is reflected in the financial statements. The Company believes that the adoption of this topic does not have an effect on its results of operations or financial condition. The open years subject to possible income tax audits are 2015, 2016 and 2017.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At December 31, 2018, the Company had net capital of $271,603, which was $229,904 in excess of its required net capital of $41,699. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2018 was 2.30 to 1.

NOTE 4 - CAPITAL ACCOUNT

A capital account is maintained for the member. The account is increased by capital contributions, the allocable share of net profit and any item of income or gain, and decreased by distributions, the allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the amended and restated LLC Agreement. This LLC Agreement also defines a calculation for tax distributions to be provided to the member based on the highest marginal federal individual income tax rate for federal and the State of California income tax purposes for the calendar year.

NOTE 5 - OPERATING LEASE AGREEMENT

The Company leases office space in San Francisco, CA through an operating lease agreement dated June 2004 and modifications that were set to expire in May 2019. On September 11, 2017, there was a fourth amendment to this lease by which the agreement was extended to May 2024 and additional space was added to the existing space as of April 1, 2018. The future minimum annual year-ending lease payments are as follows:

2019	$ 395,546
2020	530,915
2021	546,841
2022	563,228
2023	580,114
Thereafter	244,684
	$ 2,861,328

Rent expense for the year ended December 31, 2018, including the pro-rata share of expenses, totaled $471,764.

NOTE 6 - RELATED PARTY TRANSACTIONS

An amount of $1,000,000 was paid to the Managing Member as compensation and has been included in the statement of operations. Other amounts totaling $620,887 and $2,602,377 paid to the Managing Member and have been included as tax and other distributions on the statement of changes in member's equity.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as aircraft expenses used to service the Company's clients.

For the year ended December 31, 2018, the total amount of expenses recorded in the statement of operations totaled $1,620,052. As of December 31, 2018, the amount due from NPAV totaled $931,765.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of December 31, 2018, the amount due from NPIP totaled $19,597,639.

NOTE 6 - RELATED PARTY TRANSACTIONS - continued

North Point Investment Portfolio II, LLC ("NPIP2"), a Delaware limited liability company, was formed on April 11, 2011. NPIP2 was formed as a holding company for the investment assets that are non-allowable for a broker-dealer.

NOTE 7 - RETIREMENT PLAN

The Company established a 401(k) retirement plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not contribute to the plan during the year ended December 31, 2018.

NOTE 8 - CONCENTRATION OF RISK

For the year ended December 31, 2018, five customers, out of a total of seventeen customers, accounted for approximately 60% of the Company's revenue.

NOTE 9 – DISSOLUTION OF NPA, LLC

On November 13, 2018, North Point, LLC, the parent of NPA, LLC entered into a sale agreement with North Point Advisors, Inc. (NPA, Inc.), a newly incorporated entity on the same date. At the closing, NPA LLC, agreed to sell, convey, transfer, assign and deliver all of its assets, property and business of every kind and description, except some assets listed in the "excluded assets" schedule for $27,000,000, to the new entity, NPA, Inc. The closing of this agreement occurred on January 1, 2019, after the seller, NPA LLC, had duly performed and complied in all material respects with all agreements, covenants and conditions required by the purchase agreement. NPA, LLC also applied for an amendment to transfer the Broker-dealer registration to the newly formed NPA, Inc. as of December 31, 2018.

NOTE 10 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through February 26, 2019, the date the financial statements were available to be issued. There were no additional events or transactions, except as noted in Note 9, that were discovered during the evaluation that required further recognition or disclosure.

SUPPLEMENTAL INFORMATION

JM&M
Jones, Maresca & McQuade, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORTING BY A REGISTERED BROKER-DEALER UNDER RULE 17 C.F.R. § 240.15C3-3(k)*(2)(i)*

To the Member of
North Point Advisors, LLC
San Francisco, CA

We have reviewed management's statements, included in the accompanying "*Exemption reporting by a registered Broker-Dealer under Rule 17 C.F.R. § 15c3-3(k)(2)(i)*", under which (1) North Point Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i),* (the "exemption provisions") and (2) North Point Advisors, LLC stated that North Point Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. North Point Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Point Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(i),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Maresca & McQuade PA

Columbia, MD
February 26, 2019

North Point | Advisors
Mergers and Acquisitions

580 California Street
Suite 2000
San Francisco, CA 94104
Tel: 415.358.3500
Fax: 415.358.3655

Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3(k)*(2)(i)*

North Point Advisors, LLC (the "Company") claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) and claims that the Company has met the exemption provision for the period January 1, 2018 through December 31, 2018, without exception. The provisions of this section will not be applicable to a broker - dealer:

> Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers" of North Point Advisors, LLC.

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3 under subparagraph (k)(2)(i).

North Point Advisors, LLC
San Francisco, CA
February 25, 2019

SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 17 C.F.R. § 240. 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

1	Member's equity from statement of financial condition	$ 21,246,386
3	Total ownership equity qualified for net capital	21,246,386
6	Deductions	
	Non-allowable assets	
	Accounts receivable	46,548
	Due from affiliates	20,529,504
	Other assets	398,731
6a	Total non-allowable assets	20,974,783
8	Net capital before haircuts on securities	271,603
9e	Less haircuts on other securities	-
10	Net Capital	$ 271,603

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	$ 41,699
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	41,699
14	Excess net capital (line 10 less line 13)	229,904
15	Net capital less 10% of line 19	$ 209,054

COMPUTATION OF AGGREGATE INDEBTEDNESS

17	Accounts payable, and accrued liabilities, and other	$ 625,487
19	Aggregate indebtedness	$ 625,487
20	Ratio: Aggregate indebtedness to net capital	230.29%

See Schedule 2 for the reconciliation of the Company's unaudited FOCUS Report as of December 31, 2018, to the audited statement of financial condition.

See the independent auditor's report.

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT TO THE AUDITED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2018

Line		UNAUDITED FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS		AUDITED STATEMENT OF FINANCIAL CONDITION
	Assets				
1	Cash	$ 895,793	1,297	[a]	$ 897,090
3	Receivables from non-customers	46,548	-	[b]	46,548
4	Securities, other	1,297	(1,297)	[a]	-
9	Receivable from affiliates	20,529,504	-		20,529,504
11	Other assets	447,623	(48,892)	[b]	398,731
12	Total assets	$ 21,920,765	$ (48,892)		$ 21,871,873
	Liabilities				
17	Accounts payable and other liabilities	$ 542,977	$ 82,510	[c]	$ 625,487
20	Total liabilities	542,977	82,510		625,487
	Ownership Equity				
22	Member's equity	21,377,788	(131,402)		21,246,386
25	Total liabilities and member's equity	$ 21,920,765	$ (48,892)		$ 21,871,873

[a] Securities account incorrectly classified as "Cash".
[b] To reverse some client receivables that will not be collected for $48,892
[c] To adjust 2018 Finra assessments and year-end SIPC assessments and decrease it by $6,228
[c] To adjust the deferred rent liability for $88,738 due to the 4th lease amendment effective April 1, 2018

See the independent auditor's report.

SCHEDULE 2
(continued)

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS		RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Member's equity from statement of financial condition	$ 21,377,788	$ (131,402)		$ 21,246,386
3	Total ownership equity qualified for net capital	21,377,788	(131,402)		21,246,386
6	Deductions				
	Non-allowable assets:				
	Accounts receivables	46,548	-		46,548
	Due from affiliates	20,529,504	-		20,529,504
	Client reimbursable expenses and prepaid expenses	447,623	(48,892)	[b]	398,731
6a	Total non-allowable assets	21,023,675	(48,892)		20,974,783
8	Net capital before haircuts on securities	354,113	(82,510)	[c]	271,603
9e	Less haircuts on other securities	26	(26)		-
10	Net Capital	$ 354,087	$ (82,484)		$ 271,603
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 36,198	$ -		$ 41,699
12	Minimum dollar net capital requirement	5,000	-		5,000
13	Net capital requirement (greater of line 11 or 12)	36,198	-		41,699
14	Excess net capital (net capital, less net capital requirement)	$ 317,889	(82,484)		$ 229,904
15	Net capital less 10% of line 19	$ 299,789			$ 209,054
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	542,977	$ 82,510		$ 625,487
19	Aggregate indebtedness	$ 542,977	$ 82,510	[c]	$ 625,487
20	Ratio: Aggregate indebtedness to net capital	153.35%			230.29%

Explanations for audit adjustments:

[a] Securities account incorrectly classified as "Cash".
[b] To reverse some client recievables that will not be collected for $48,892
[c] To adjust 2018 Finra assessments and year-end SIPC assessments and decrease it by $6,228
[c] To adjust the deferred rent liability for $88,738 due to the 4th lease amendment effective April 1, 2018

See the independent auditor's report.

SIPC SUPPLEMENTAL REPORT

JM&M

JONES, MARESCA & McQUADE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
(301) 596-5451
Fax: (301) 596-5471

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") GENERAL ASSESSMENT RECONCILIATION

To the Member of
North Point Advisors, LLC
580 California Street, Suite 2000
San Francisco, CA 94104

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 rules, which are enumerated below and were agreed to by North Point Advisors, LLC, and the SIPC, solely to assist you and SIPC in evaluating North Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. North Point Advisors, LLC's management is responsible for its From SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 respective to cash disbursement records, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noted a difference of $12,921;

3. No adjustments were reported on Form SIPC-7;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting an immaterial variance of $19; and

5. No overpayment was carried forward on Form SIPC-7 filed on January 31, 2019.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively on North Point Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the North Point Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Jones Maresca & McQuade PA

Columbia, MD
February 26, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******2823*********************MIXED AADC 220
66709 FINRA DEC
NORTH POINT ADVISORS LLC
580 CALIFORNIA ST STE 2000
SAN FRANCISCO, CA 94104-1041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 36,584
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/13/18 Date Paid	(13,854)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 22,730

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 22,730

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Contoller
(Title)

Dated the 31 day of Jan, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 24,389,306

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 24,389,306

2e. General Assessment @ .0015 $ 36,584

(to page 1, line 2.A.)